# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aspen Aerogels Inc, CIK 0001145986
CUSIP: 04523Y105
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 30 Forbes Road, Building B, Northborough, Massachusetts (MA), 01532
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001167212

## Reporting persons
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,351,700; sole dispositive power 0; shared dispositive power 4,351,700; aggregate amount beneficially owned 4,351,700 (5.3% of the class)
- NEEDHAM ASSET MANAGEMENT, LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,351,700; sole dispositive power 0; shared dispositive power 4,351,700; aggregate amount beneficially owned 4,351,700 (5.3% of the class)
- GEORGE A. NEEDHAM: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,351,700; sole dispositive power 0; shared dispositive power 4,351,700; aggregate amount beneficially owned 4,351,700 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Aspen Aerogels Inc
Address of issuer's principal executive offices: 30 Forbes Road, Building B, Northborough, Massachusetts 01532

## Item 2. Person Filing
Name of person filing:
Needham Investment Management L.L.C.
Needham Asset Management, LLC
George A. Needham
Address of principal business office or, if none, residence:
Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

Needham Asset Management, LLC
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America

George A. Needham
c/o Needham Investment Management L.L.C.
250 Park Avenue, 10th Floor
New York, New York 10117-1099
United States of America
Citizenship:
Needham Investment Management L.L.C. - Delaware
Needham Asset Management, LLC - Delaware
George A. Needham - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Needham Investment Management L.L.C. - 4,351,700
Needham Asset Management, LLC - 4,351,700
George A. Needham - 4,351,700
Percent of class:
Needham Investment Management L.L.C. - 5.3%
Needham Asset Management, LLC - 5.3%
George A. Needham - 5.3%
Sole power to vote or to direct the vote:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Shared power to vote or to direct the vote:
Needham Investment Management L.L.C. - 4,351,700
Needham Asset Management, LLC - 4,351,700
George A. Needham - 4,351,700
Sole power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 0
Needham Asset Management, LLC - 0
George A. Needham - 0
Shared power to dispose or to direct the disposition:
Needham Investment Management L.L.C. - 4,351,700
Needham Asset Management, LLC - 4,351,700
George A. Needham - 4,351,700

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G are directly owned by advisory clients of Needham Investment Management L.L.C. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, par value $0.00001 per share

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

Exhibit B - Control Person Identification

## Signatures
- NEEDHAM INVESTMENT MANAGEMENT L.L.C.: By: /s/ James W. Giangrasso, James W. Giangrasso, Chief Financial Officer (02/13/2026)
- NEEDHAM ASSET MANAGEMENT, LLC: By: /s/ James W. Giangrasso, James W. Giangrasso, Authorized Person (02/13/2026)
- GEORGE A. NEEDHAM: By: /s/ George A. Needham, George A. Needham (02/13/2026)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

To the extent that "ownership of 5 percent or less of a class" was indicated in Item 5, such response only applies to the Reporting Person(s) that indicated elsewhere herein that it beneficially owns five percent (5%) or less of the class.